THE GRANT HARTFORD CORPORATION
619 S.W. Higgins Ave. Suite O, Missoula, Montana 59803

April 1, 2009

Aaron Charlton, Managing Partner
Commonwealth Resources L.L.C.
619 SW Higgins, Suite O
Missoula, MT 59803

RE: Unpatented Mining Claim GHC 0112

Dear Mr. Charlton;

This letter is in recognition that one of the 122 unpatented mining claims, GHC 0112, that was optioned to Grant Hartford Corporation under the terms of the 2007 "Option Agreement" is not currently held by Commonwealth Resources L.L.C. due to a missed claim filing deadline by Commonwealth's contractor, WGM Inc.

The Company accepts that WGM has agreed to re-stake claim GHC 0112 as soon as the weather allows (expected to be sometime in May 2009) and make the appropriate filing with the BLM on behalf of Commonwealth. This action shall rectify the situation.

Best regards

Eric Sauve, President & CEO
Grant Hartford Corporation